UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-152934

CUSIP NUMBER
656559 BJ9

(Check one):			
	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
	[ ] Form N-CSR		

For Period Ended: October 3, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nortek, Inc.
Full Name of Registrant

Former Name if Applicable

50 Kennedy Plaza
Address of Principal Executive Office (Street and Number)

Providence, Rhode Island 02903-2360
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nortek, Inc. (the "Company") is a chapter 11 debtor and is in the process of preparing and reviewing the financial and other information for the report on Form 10-Q for the quarter ended October 3, 2009 ("Form 10-Q"). The Form 10-Q could not be completed on or before the November 17, 2009 prescribed due date without unreasonable effort or expense. At this time, the Company anticipates filing the Form 10-Q on or before November 23, 2009, although there can be no assurance in this regard.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

Edward J. Cooney	(401)	751-1600
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [X] No [ ]

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?
Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the third quarter and nine months ended October 3, 2009, net sales decreased by approximately 23% and 22% compared to the third quarter and nine months ended September 27, 2008, respectively, as a result of the deterioration of the housing market and other economic factors. Partially offsetting the net sales decreases between these periods are certain variable and discretionary cost reductions between periods.

The Company recorded estimated non-cash goodwill impairment charges during the second quarter of 2009 and the third quarter of 2008 of $250.0 million and $600.0 million, respectively. The $250.0 million estimated non-cash goodwill impairment charge in the second quarter of 2009 related entirely to the Home Technology Products reporting unit. Of the $600.0 million estimated non-cash goodwill impairment charge in the third quarter of 2008, approximately $340.0 was related to the Residential Ventilation Products reporting unit, approximately $60.0 million was related to the Home Technology Products reporting unit and approximately $200.0 million was related to the Residential HVAC reporting unit.

<u>NORTEK, INC.</u>
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2009   By /s/ Edward J. Cooney
                                              Name: Edward J. Cooney
                                              Title: Vice President and Treasurer